February 27, 2020

Lisa Averbuch
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31,
2019
           Filed October 3, 2019
           Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2019 Filed October 25, 2019
           File No. 000-52069

Dear Ms. Averbuch:

        We issued comments to you on the above captioned filings on October 31, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 12, 2020.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Celeste
Murphy, Legal Branch Chief at (202) 551-3257 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services